1875 K Street, N.W. Washington, DC 20006-1238 Tel: 202 303 1000 Fax: 202 303 2000

September 5, 2025

VIA EDGAR

Deborah O’Neal

Division of Investment Management

Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Re:  Preliminary Proxy Statement:

BlackRock MuniYield New York Quality Fund, Inc. (“MYN”)	File No. 811-06500
BlackRock MuniAssets Fund, Inc. (“MUA”)	File No. 811-07642
BlackRock MuniHoldings California Quality Fund, Inc. (“MUC”)	File No. 811-08573
BlackRock MuniYield Quality Fund, Inc. (“MQY”)	File No. 811-06660
BlackRock MuniHoldings Fund, Inc. (“MHD”)	File No. 811-08081
BlackRock MuniYield Quality Fund III, Inc. (“MYI”)	File No. 811-06540

Dear Ms. O’Neal:

On behalf of each of the above-referenced registrants (each, a “Registrant” or “Fund”), this letter responds to the comments provided by the staff of the Division of Investment Management (the “Staff”) of the Securities and Exchange Commission (the “Commission”) to the undersigned by telephone on August 14, 2025, regarding a preliminary proxy statement on Schedule 14A filed with the Commission by each of MUA, MUC and MHD on August 7, 2025, and each of MYN, MQY and MYI on August 8, 2025 (each, a “Proxy Statement”).

The Staff’s comments are summarized below in italicized text. We have discussed the Staff’s comments with representatives of the Funds. The responses to the comments of the Staff are set out

BRUSSELS CHICAGO DALLAS FRANKFURT HAMBURG HOUSTON LONDON LOS ANGELES MILAN MUNICH NEW YORK PALO ALTO PARIS ROME SAN FRANCISCO WASHINGTON

September 5, 2025

immediately under the restated comment. Please note that we have not independently verified information provided by the Funds. Unless otherwise indicated, defined terms used herein have the meanings set forth in the Proxy Statements.

LEGAL COMMENTS

All Funds

Comment No. 1:	Under the Questions & Answers section (“Q&A”), for the question “How similar are the Funds?”, explain supplementally the use of the phrase “significant investment strategies and operating policies” in the introductory sentence to the Fund comparison of investment objective, policies and investment restrictions; explain whether the term “significant” is used intentionally, and if it has a different meaning than “principal,” which is typically used in describing principal strategies. In addition, the disclosure states that the objective, strategies and investment restrictions of the Combined Fund and each Acquired Fund are similar, and further states “although there are some differences.” Please explain the reference to “some differences.” Consider clarifying and using more succinct disclosure in the introduction to state any salient differences, if any, and indicate if particular differences are minor, if appropriate.

Response:	The term “significant” is not intended to mean something different than “principal.” Accordingly, each Registrant will change the term “significant” to “principal” in the above-referenced and similar disclosure in the Proxy Statement. Separately, each Registrant will revise the above-referenced disclosure to clarify that the “differences” in objectives and strategies are summarized in the disclosures that follow.

Comment No. 2:	In the Q&A, for the question “How similar are the Funds?”, each Fund has an 80% investment policy, but the Funds use varying terms or phrases to describe “assets” referenced in the 80% investment policy: “managed assets,” “aggregate of [fund’s] net assets” or “total assets.” Please include definitions of these terms in this section, which would facilitate a comparison of the 80% investment policies.

Response:	To the extent a Fund includes a definition of “assets” in its principal strategies, disclosure will be added to include the defined term.

Comment No. 3:	There will not be any broker non-votes, because there are no proposals on the ballot on which a broker may vote without instructions from the beneficial owner. Therefore, please delete all references to broker non-votes and disclose that neither the Fund nor its agents will count “uninstructed shares” as present for quorum or any other purposes.

September 5, 2025

Response:	The disclosure in the section entitled “Vote Required and Manner of Voting Proxies” states that “each Fund does not expect to receive any “broker non-votes.” Accordingly, each Registrant submits that no change to the disclosure is necessary.

MQY

Comment No. 4:	In the Q&A , add a question addressing the impact to BHV shareholders and MPA shareholders of no longer being in a fund that will receive income that is exempt from Virginia income taxes and Pennsylvania income taxes, respectively.

Response:	The Registrant will add the requested disclosure in the Proxy Statement.

Comment No. 5:	In the Q&A section, for the question “How will holders of preferred shares be affected by the Reorganizations?”, review the disclosure discussing the dividend rates for the preferred shares issued by the Funds to determine whether the methodologies are described and compared accurately. For example, for the Acquiring Fund VRDP Shares and the VMTP Shares of BKN and MQT, the disclosure suggests the methodologies are different (e.g., descriptions are separated by and compared using “whereas”), but the descriptions of the methodologies appear to be the same. Please review and clarify this disclosure.

Response:	The Registrant will make the requested changes in the Proxy Statement.

Comment No. 6:	Under “Information About the Reorganizations – Reasons for the Reorganizations,” the Board considerations reference the anticipated tax-free nature of the Reorganizations. Please state supplementally whether the Board considered the impact to BHV shareholders and MPA shareholders of no longer being in funds that will receive income that is exempt from Virginia income taxes and Pennsylvania income taxes, respectively. If this was a Board consideration, consider disclosing this.

Response:	The Board considered the similarities and differences between the objectives and strategies of each Target Fund and Acquired Fund, including that the Acquiring Fund is a national municipal fund that does not focus its investments on municipal investments in a particular state, while BHV and MPA focus on investments in Virginia and Pennsylvania, respectively; that shareholders would lose the benefit of a state tax exemption, except to the extent the Acquiring Fund invests in securities that pay interest that is exempt from that state’s income tax; but that the Combined Fund would have the potential for higher net earnings per share and distribution levels as a result of, among other things, the geographically diverse national portfolio and the operating economies from the Combined Fund’s greater scale following the Reorganization; and that the Combined Fund would not be subject to single state risk like the Target Fund.

September 5, 2025

The Registrant will add relevant disclosure in the Proxy Statement.

MYI

Comment No. 7:	In the Q&A section, add a question addressing the impact to MIY shareholders of no longer being in a fund that will receive income that is exempt from Michigan income taxes.

Response:	The Registrant will add the requested disclosure in the Proxy Statement.

Comment No. 8:	Under “Information About the Reorganizations – Reasons for the Reorganizations, “ the Board considerations reference the anticipated tax-free nature of the Reorganizations. Please state supplementally whether the Board considered the impact to MIY shareholders of no longer being in a fund that will receive income that is exempt from Michigan income taxes. If this was a Board consideration, consider disclosing this.

Response:	The Board considered the similarities and differences between the objectives and strategies of each Target Fund and Acquired Fund, including that the Acquiring Fund is a national municipal fund that does not focus its investments on municipal investments in a particular state, while MIY focuses on investments in Michigan; that shareholders would lose the benefit of a Michigan state tax exemption, except to the extent the Acquiring Fund invests in securities that pay interest that is exempt from Michigan state income tax; but that the Combined Fund would have the potential for higher net earnings per share and distribution levels as a result of, among other things, the geographically diverse national portfolio and the operating economies from the Combined Fund’s greater scale following the Reorganization; and that the Combined Fund would not be subject to single state risk like the Target Fund.

The Registrant will add relevant disclosure in the Proxy Statement.

ACCOUNTING COMMENTS

All Funds

Comment No. 9:	Please disclose which Fund will be the accounting survivor of the Reorganization.

Response:	Each Registrant will add the requested disclosure in its Proxy Statement.

September 5, 2025

Comment No. 10:	Please confirm supplementally that the fees presented represent current fees.

Response:	Each Registrant confirms that the fees presented represent current fees.

Comment No. 11:	All the hyperlinks to the financial statements do not appear to be properly linked to the referenced documents. Please ensure the hyperlinks are properly linked to the referenced SEC filing.

Response:	Each Registrant will confirm that hyperlinks are properly linked to the referenced SEC filing in its next filing.

MQY

Comment No. 12:	For MQY, operating expenses and interest expenses are lower in the fee table than in the financial highlights (10 basis points (“bp”) and 12 bp differences, respectively). Please explain this discrepancy. Please also explain the following discrepancies where the fee table shows lower figures than the financial highlights:

○ BKN – 75 bp interest expenses difference
○ MYD – 38 bp interest expenses difference
○ MQT – 76 bp interest expenses difference
○ MPA – 17 bp interest expense difference

Response:	Discrepancies between the Fund expenses disclosed in the fee table and the expenses reported in the Financial Highlights are attributable to timing differences of the information being reported. As is noted in the lead-in paragraph to the Expense Table for Common Shareholders, the fees and expenses for the Funds disclosed in the fee table are based on actual fees and expenses incurred by the Funds for the twelve-month period ended January 31, 2025. Per the footnotes to each Fund’s Financial Highlights tables, the applicable expenses reported for the period ended January 31, 2025 reflect annualized expenses incurred for the six months ended January 31, 2025.

Comment No. 13:	Please explain supplementally why the Adviser is paying some Reorganization expenses for MYD (in the absence of an expense cap), while no such expenses are being paid by the Adviser for other Funds.

Response:	The Adviser has agreed to pay for some Reorganization expenses for certain Funds based on their anticipated expenses and cost savings from the applicable Reorganization.

September 5, 2025

MUC

Comment No. 14:	Please explain the 20 bp difference in the interest expenses between the fee table and financial highlights for both the Target Fund and the Acquiring Fund (fee tables have lower amounts).

Response:	Discrepancies between the Fund expenses disclosed in the fee table and the expenses reported in the Financial Highlights are attributable to timing differences of the information being reported. As is noted in the lead-in paragraph to the Expense Table for Common Shareholders, the fees and expenses for the Funds disclosed in the fee table are based on actual fees and expenses incurred by the Funds for the twelve-month period ended January 31, 2025. Per the footnotes to each Fund’s Financial Highlights tables, the applicable expenses reported for the period ended January 31, 2025 reflect annualized expenses incurred for the six months ended January 31, 2025.

MYI

Comment No. 15:	Please explain the difference in the interest expenses between the fee table and financial highlights for MVT, MIY and MYI (lower amounts in fee tables).

Response:	Discrepancies between the Fund expenses disclosed in the fee table and the expenses reported in the Financial Highlights are attributable to timing differences of the information being reported. As is noted in the lead-in paragraph to the Expense Table for Common Shareholders, the fees and expenses for the Funds disclosed in the fee table are based on actual fees and expenses incurred by the Funds for the twelve-month period ended January 31, 2025. Per the footnotes to each Fund’s Financial Highlights tables, the applicable expenses reported for the period ended January 31, 2025 reflect annualized expenses incurred for the six months ended January 31, 2025.

Comment No. 16:	Please review the table showing the effect of leverage on total returns; the Staff would expect some of those numbers to be negative rather than positive.

Response:	The Registrant has updated the numbers in the Proxy Statement.

Comment No. 17:	Please review the financial highlights for MVF to ensure the presentation is accurate. There appears to have been multiple fiscal year changes in the presentation – there are fiscal year ends of 8/31, 7/31 and 4/30 over the 10-year period. If accurate, please supplementally explain the frequency of changes in fiscal year.

September 5, 2025

Response:	The Registrant has revised the financial highlights for MVF. MVF changed its fiscal year one time during the 10-year period (from August 31 to July 31) to align the fiscal year with that of other municipal funds managed by the Adviser.

MHD

Comment No. 18:	Please explain supplementally why the Adviser paid some of the merger expenses for BLE.

Response:	The Adviser has agreed to pay for some Reorganization expenses for certain Funds based on their anticipated expenses and cost savings from the applicable Reorganization.

Comment No. 19:	Please explain the differences in the interest expenses shown in the fee table and financial highlights for the Funds below (fee tables show lower figures):

○ BLE – 62 bps
○ BYM – 72 bps
○ BFK – 79 bps
○ MUE – 58 bps
○ MHD – 72 bps

Response:	Discrepancies between the Fund expenses disclosed in the fee table and the expenses reported in the Financial Highlights are attributable to timing differences of the information being reported. As is noted in the lead-in paragraph to the Expense Table for Common Shareholders, the fees and expenses for the Funds disclosed in the fee table are based on actual fees and expenses incurred by the Funds for the twelve-month period ended January 31, 2025. Per the footnotes to each Fund’s Financial Highlights tables, the applicable expenses reported for the period ended January 31, 2025 reflect annualized expenses incurred for the six months ended January 31, 2025.

MUA

Comment No. 20:	Please explain supplementally why the Adviser paid roughly 80% of the merger costs, in the absence of contractual waiver.

Response:	The Adviser has agreed to pay for some Reorganization expenses for certain Funds based on their anticipated expenses and cost savings from the applicable Reorganization.

September 5, 2025

* * * * * * * * * *

Please do not hesitate to contact Jasmine Ayazi at (202) 303-1070 or the undersigned at (202) 303-1020 if you have comments or if you require additional information regarding a Fund.

Respectfully submitted,

/s/ Lancelot A. King

Lancelot A. King

cc:

Janey Ahn, Esq., BlackRock, Inc.

Benjamin Niehaus, Esq., BlackRock, Inc.

Elliot J. Gluck, Esq., Willkie Farr & Gallagher LLP

Michael A. DeNiro, Esq., Willkie Farr & Gallagher LLP

Stacey P. Ruiz, Esq., Willkie Farr & Gallagher LLP

Anthony Geron, Esq., Willkie Farr & Gallagher LLP

Eli Schwartz, Esq., Willkie Farr & Gallagher LLP

Jasmine Ayazi, Esq., Willkie Farr & Gallagher LLP